Filed Pursuant to Rule 253(g)(2)

File No. 024-11958

Arrived STR, LLC

SUPPLEMENT NO. 5 DATED July 28, 2026
TO THE OFFERING CIRCULAR DATED January 30, 2025

This document supplements, and should be read in conjunction with, the offering circular of Arrived STR, LLC ("we", "our" or "us"), dated January 30, 2025, as previously supplemented, and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value ("NAV") Per Interest for each series as of July 25, 2026.

Net Asset Value as of July 25, 2026

As of July 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about October 25, 2026.

Series	NAV Per Interest
Ace	$8.94
Billingswood	$8.93
Cactus	$7.82
Cardinal	$14.18
Coolbaugh	$9.11
Hammock	$6.60
Havasu	$8.02
Hickorybear	$8.11
Kinlani	$10.38
Koi	$12.79
Lakeridge	$8.58
Lodge	$9.67
Longbranch	$8.90
Loop	$8.35
Mirage	$7.79
Myrtle	$8.57
Oasis	$6.02
Opry	$7.26
Orchard	$9.51
Palm	$6.81
Pasquin	$8.51
Pickler	$11.11
Pointbreak	$7.25
Regal	$7.06
Serenity	$10.56
Smokey	$9.60
Solstice	$8.98
Sugarcreek	$6.46
SuiteSpot	$9.86

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock	Havasu
ASSETS
Current assets:
Cash	$10,887	$1,823	$8,299	$9,331	$5,741	$17,707	$5,989
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(7,437)	1,079	7,464	5,872	2,871	3,786	(2,526)
Property and equipment, net	979,024	924,485	968,220	749,396	440,935	504,605	991,129
Total assets	$999,050	$927,387	$983,983	$777,896	$449,547	$526,097	$994,592

LIABILITIES
Current liabilities:
Accrued expenses	$3,412	$28,689	$10,439	$3,392	$3,927	$21,124	$18,283
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	19,314	20,668	21,602	28,401	14,532	26,492	24,682
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	432,600	-	437,434	306,336	-	225,240	468,957
Total liabilities	$514,325	$341,256	$484,776	$369,229	$69,659	$335,556	$565,721

MEMBERS' EQUITY (DEFICIT)
Members' capital	652,139	1,065,859	654,201	449,543	615,510	543,113	749,949
Accumulated deficit	(167,414)	(479,728)	(154,994)	(40,876)	(235,622)	(352,571)	(321,078)
Total members' equity (deficit)	$484,725	$586,131	$499,208	$408,667	$379,888	$190,541	$428,871
Total liabilities and members' equity (deficit)	$999,050	$927,387	$983,983	$777,896	$449,547	$526,097	$994,592

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	503,209	627,748	513,684	418,252	398,162	197,129	459,737
Net adjustments to fair value	293,258	372,545	184,792	520,645	250,202	208,600	276,814
TOTAL NET ASSETS	$796,467	$1,000,293	$698,476	$938,897	$648,363	$405,729	$736,550
NET ASSET VALUE PER INTEREST	$8.94	$8.93	$7.82	$14.18	$9.11	$6.60	$8.02

	Hickorybear	Kinlani	Koi	Lakeridge	Lodge	Longbranch	Loop
ASSETS
Current assets:
Cash	$2,902	$31,142	$25,471	$2,794	$17,365	$3,546	$7,818
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(0)	5,531	3,622	3,609	31	20	-
Property and equipment, net	692,923	712,792	726,904	536,721	980,860	788,964	646,035
Total assets	$695,825	$749,465	$755,998	$543,123	$998,256	$797,075	$653,903

LIABILITIES
Current liabilities:
Accrued expenses	$4,951	$3,161	$3,361	$10,792	$6,639	$5,181	$5,411
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	20,815	16,197	19,652	7,917	17,972	12,801	5,284
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	280,382	-	-	-
Total liabilities	$83,166	$19,358	$23,013	$347,590	$78,511	$28,682	$59,895

MEMBERS' EQUITY (DEFICIT)
Members' capital	838,720	746,603	821,884	404,681	1,184,614	931,460	778,750
Accumulated deficit	(226,061)	(16,497)	(88,900)	(209,148)	(264,869)	(163,067)	(184,742)
Total members' equity (deficit)	$612,658	$730,107	$732,985	$195,533	$919,745	$768,393	$594,008
Total liabilities and members' equity (deficit)	$695,825	$749,465	$755,998	$543,123	$998,256	$797,075	$653,903

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	624,423	746,695	751,574	210,370	932,990	779,094	606,243
Net adjustments to fair value	188,489	274,791	562,873	210,342	446,395	222,220	152,766
TOTAL NET ASSETS	$812,912	$1,021,486	$1,314,447	$420,712	$1,379,385	$1,001,315	$759,009
NET ASSET VALUE PER INTEREST	$8.11	$10.38	$12.79	$8.58	$9.67	$8.90	$8.35

	Mirage	Myrtle	Oasis	Opry	Orchard	Palm	Pasquin
ASSETS
Current assets:
Cash	$3,553	$3,321	$3,100	$4,716	$8,293	$16,498	$2,114
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(2,817)	-	-	(77)	1,694	1,500	2,155
Property and equipment, net	586,134	404,231	923,142	1,013,841	525,026	701,790	474,306
Total assets	$586,870	$407,552	$943,422	$1,018,480	$535,012	$719,789	$478,575

LIABILITIES
Current liabilities:
Accrued expenses	$6,194	$5,033	$6,159	$13,283	$2,826	$31,169	$3,352
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	22,606	9,886	18,583	8,141	8,427	112,746	13,441
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	478,283	458,150	-	310,157	-
Total liabilities	$183,701	$14,919	$643,325	$506,973	$38,153	$606,193	$89,493

MEMBERS' EQUITY (DEFICIT)
Members' capital	717,885	547,784	574,444	756,253	704,032	541,348	631,074
Accumulated deficit	(314,716)	(155,151)	(274,347)	(244,747)	(207,173)	(427,753)	(241,992)
Total members' equity (deficit)	$403,169	$392,633	$300,097	$511,506	$496,859	$113,595	$389,081
Total liabilities and members' equity (deficit)	$586,870	$407,552	$943,422	$1,018,480	$535,012	$719,789	$478,575

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	417,447	403,703	323,057	527,651	511,677	129,065	405,951
Net adjustments to fair value	237,604	148,865	117,099	146,502	276,377	302,025	216,888
TOTAL NET ASSETS	$655,051	$552,568	$440,156	$674,153	$788,054	$431,090	$622,839
NET ASSET VALUE PER INTEREST	$7.79	$8.57	$6.02	$7.26	$9.51	$6.81	$8.51

	Pickler	Pointbreak	Regal	Serenity	Smokey	Solstice	Sugarcreek
ASSETS
Current assets:
Cash	$78,132	$6,479	$3,783	$40,587	$5,724	$30,902	$3,271
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	20,708	-	-	8,541	(315)	(75)	998
Property and equipment, net	1,057,950	375,719	895,669	1,016,032	704,633	712,889	406,051
Total assets	$1,156,790	$392,498	$899,452	$1,065,160	$710,042	$743,716	$410,320

LIABILITIES
Current liabilities:
Accrued expenses	$3,120	$6,279	$11,863	$6,392	$3,359	$3,101	$6,416
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	23,953	17,207	16,347	20,336	5,445	8,933	3,065
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	153,660	471,240	489,260	-	-	208,425
Total liabilities	$27,073	$269,646	$512,350	$515,988	$23,705	$12,034	$310,106

MEMBERS' EQUITY (DEFICIT)
Members' capital	1,113,644	379,459	643,559	749,914	849,139	867,072	305,680
Accumulated deficit	16,073	(256,607)	(256,457)	(200,741)	(162,802)	(135,390)	(205,466)
Total members' equity (deficit)	$1,129,716	$122,852	$387,102	$549,173	$686,337	$731,682	$100,214
Total liabilities and members' equity (deficit)	$1,156,790	$392,498	$899,452	$1,065,160	$710,042	$743,716	$410,320

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	1,147,000	123,530	408,397	563,704	692,598	754,401	110,878
Net adjustments to fair value	517,451	200,412	159,677	516,262	251,193	169,841	128,103
TOTAL NET ASSETS	$1,664,451	$323,942	$568,074	$1,079,966	$943,791	$924,243	$238,982
NET ASSET VALUE PER INTEREST	$11.11	$7.25	$7.06	$10.56	$9.60	$8.98	$6.46

SuiteSpot
ASSETS
Current assets:
Cash	$15,485
Other receivables	-
Prepaid expenses	-
Deposits	-
Property and equipment, net	869,501
Total assets	$884,985

LIABILITIES
Current liabilities:
Accrued expenses	$3,984
Accounts payable	-
Due to (from) related parties	16,218
Tenant deposits	-
Note payable, related party	-
Mortgage payables	-
Total liabilities	$39,402

MEMBERS' EQUITY (DEFICIT)
Members' capital	1,017,298
Accumulated deficit	(171,714)
Total members' equity (deficit)	$845,584
Total liabilities and members' equity (deficit)	$884,985

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	859,333
Net adjustments to fair value	365,755
TOTAL NET ASSETS	$1,225,088
NET ASSET VALUE PER INTEREST	$9.86

[1] Estimated Balance Sheet as of May 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.